Mail Stop 3561
August 2, 2005

Richard J. Olin
Vice President and General Counsel
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

      Re:	Costco Wholesale Corporation
		Amendment No. 2 to Registration Statement on Form S-3
      Filed July 19, 2005
		File No. 333-125637

Dear Mr. Olin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

The Rescission Offer, page 23

Background and Reasons for the Rescission Offer, page 23
1. Please refer to comment 6 in our letter dated June 30, 2005. At the beginning of the third paragraph on page 23, please make it clear that you may have violated Section 5. The present language only implies that you are required to register under Section 5 the securities you have issued. Please revise.

Terms of the Rescission Offer, page 24
2. Please refer to comment 10 in our letter dated June 30, 2005. We understand that it is your position that you are not obligated to use the interest rate set by states for purposes of rescission offers. Although you have changed the interest rate to match the statutory rate in California, it appears that you may have to make the rescission offer in other states as well. Investors are entitled to compare the rate you are offering with those mandated by other states where the offer is made. We reissue the comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at
(202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	David R. Wilson, Esq.
	Heller Ehrman LLP
      Fax: (206) 447-0849



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Richard J. Olin
Costco Wholesale Corporation
August 2, 2005
Page 1